UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

CARBO Ceramics Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

140781108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140781108

(1)	Names of reporting persons William C. Morris
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 3,160,659
shares beneficially owned by	(6) Shared voting power 214,963
each reporting person	(7) Sole dispositive power 3,160,659
with:	(8) Shared dispositive power 214,963
(9)	Aggregate amount beneficially owned by each reporting person 3,375,622 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.2% (See Item 4)
(12)	Type of reporting person (see instructions) IN

Item 1 (a).	Name of Issuer: CARBO Ceramics Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 575 North Dairy Ashford Suite 300 Houston, Texas 77079
Item 2(a).	Name of Person Filing: William C. Morris
Item 2(b).	Address of Principal Business Office or, if none, Residence: William C. Morris’s principal business office is located at 60 East 42nd Street, Suite 3210 New York, New York 10165.
Item 2(c).	Citizenship: William C. Morris is a citizen of the United States.
Item 2(d).	Title of Class of Securities: Common Stock, par value $.01 per share.
Item 2(e).	CUSIP Number: The CUSIP number for the Common Stock is 140781108.
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

(a) – (b) Mr. Morris may be deemed to be the beneficial owner of 3,375,622 shares, which constitutes approximately 12.2% of the shares outstanding. This amount includes 214,963 shares of Common Stock held by Mr. Morris’ spouse, for which Mr. Morris shares voting and dispositive power.

(c)   Mr. Morris has sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,160,659 shares. Mr. Morris has shared power to vote or to direct the vote and to dispose or to direct the disposition of 214,963 shares.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.	Certifications. Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

By:	/s/ William C. Morris
Name: William C. Morris